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Michael Kaplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

October 28, 2010

Re:	Warner Chilcott plc Annual Report on Form 10-K for the Year Ended December 31, 2009 File No. 000-53772

Jim Rosenberg, Senior Assistant Chief Accountant
Mary Mast, Senior Staff Accountant
Tabatha Atkins, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated October 20, 2010.  As discussed with Tabatha Akins today, the Company hereby requests an extension up to November 12, 2010 for it to respond to the Staff’s comments.

Please note that all fax correspondence should be sent to me at fax number (212) 701-5111. If you have any questions or comments about the Company’s responses, please do not hesitate to contact me at (212) 450-4111.

Sincerely,

/s/ Michael Kaplan
Michael Kaplan

Cc:	Paul Herendeen
Izumi Hara
Ryan Sullivan